

Mail Stop 3561

September 10, 2007

Mr. Michael E. Recca
Interim Chief Executive Officer
Harvey Electronics, Inc.
205 Chubb Avenue
Lyndhurst, NJ 07071

> **Re: Harvey Electronics, Inc.
> Form 10-K for the Fiscal Year Ended October 28, 2006
> Filed January 26, 2007
> Form 10-Q for the Quarterly Period Ended April 28, 2007
> Filed June 18, 2007
> File No. 1-4626**

Dear Mr. Recca:

We have completed our review of your Form 10-K and related filings and have no further comments at this time.

Sincerely,

William Choi
Branch Chief